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February 9, 2021

VIA EMAIL & EDGAR

David M. Plattner
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

Re:	National Holdings Corporation

Schedule TO-T filed by B. Riley Financial, Inc. and

B. Riley Principal Merger Corp. III
Filed January 27, 2021
File No. 005-51125

Schedule 13E-3 filed by National Holdings Corporation, B. Riley Financial, Inc.

and B. Riley Principal Merger Corp. III

Filed January 28, 2021

File No. 005-51125

Dear Mr. Plattner:

On behalf of B. Riley Financial, Inc. (“BRF”) and B. Riley Principal Merger Corp. III (“Merger Sub” together with BRF, the “Filing Persons”), set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated February 4, 2021 (the “Comment Letter”) regarding the Filing Persons’ Schedule TO, filed with the Commission on January 27, 2021 (including the exhibits thereto, the “Schedule TO”) and Transaction Statement on Schedule 13E-3, filed with the Commission on January 28, 2021 (the “Schedule 13E-3”). For your convenience, this letter is formatted to reproduce your comments in bold text followed by our responses, and the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

In addition, the Filing Persons have revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter an amendment to the Schedule TO (the “Amended Schedule TO”), which reflects these revisions. Unless otherwise indicated, all page numbers referenced herein are to the applicable pages of the Offer to Purchase, dated January 27, 2021 (the “Offer to Purchase”).

David M. Plattner

United States Securities and Exchange Commission

February 9, 2021

Schedule TO

Offer to Purchase

Summary Term Sheet, page 1

1.	Disclosure on page 4 states, “No stockholder of NHLD has entered into an agreement requiring them to tender their Shares into the Offer or to otherwise support the Offer.” Notwithstanding the absence of a formal agreement, please elaborate on this statement by referring to the apparent support of the Offer and intent to tender by members of NHLD management.

Response: The disclosure on page 4 of the Offer to Purchase has been revised in response to the Staff’s comment.

Special Factors, page 11

2.	We note the following disclosure on page 12: “The representative of S&C stated that, in the April 30 Proposal, management was excluded from the offer because BRF intended that certain members of management remain in their positions following the closing of the potential tender offer.” To the extent that such members of management were mentioned by name, please disclose such names.

Response: The disclosure on page 12 of the Offer to Purchase has been revised in response to the Staff’s comment.

3.	Please provide more detail as to why Mr. Riley vacillated about the possibility of BRF selling its ownership interest in NHLD at $3.25 per share. In this regard, disclosure on page 13 indicates that, on July 15, BRF was unwilling to sell at “$3.25 per Share or any price near that price point.” Further disclosure indicates that, on August 21, BRF was willing to consider a sale at that price, while on September 22, BRF was once again unwilling to consider a sale at “$3.25 per Share or any price near that price point.”

Response: Mr. Riley’s willingness to consider the possibility of BRF selling its ownership interest in NHLD at $3.25 per Share on August 21 was tied to the misunderstanding in late July regarding the treatment of NHLD management’s equity awards, which impacted BRF’s view of its investment in NHLD and the July 24 Proposal, and which misunderstanding was subsequently clarified on September 16, as disclosed in the Offer to Purchase. This misunderstanding caused Mr. Riley to conclude that making an offer for all outstanding Shares was not viable from an economic perspective, and resulted in a corresponding willingness to consider the possibility of BRF selling its Shares. Once the misunderstanding was resolved on September 16 and Mr. Riley realized that an agreement could be reached with respect to the treatment of NHLD management’s equity awards, BRF was able to confirm its valuation of NHLD and accordingly, Mr. Riley re-engaged in negotiations with NHLD and the Special Committee that culminated in BRF making the current offer.

David M. Plattner

United States Securities and Exchange Commission

February 9, 2021

4.	We note the various references to Mr. Asher in the disclosure. Please confirm in your response letter that no agreement existed or exists between BRF and Mr. Asher with respect to the Offer or the negotiations leading up to it, or, if such an agreement did exist or does exist, please disclose that in the filing.

Response: The Filing Persons acknowledge the Staff’s comment and confirm that no agreement existed or exists between BRF and Mr. Asher with respect to the Offer or the negotiations leading up to it.

5.	We note the statements on page 38 that BRF and Purchaser “may be deemed” affiliates of NHLD. Please revise such statements to remove the uncertainty.

Response: The disclosure on page 38 of the Offer to Purchase has been revised in response to the Staff’s comment.

The Tender Offer, page 39

6.	We note the following disclosure on page 41: “All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.” Please revise this disclosure (as well as parallel disclosure on page 43 of the Offer to Purchase and page 9 of the Letter of Transmittal) to clarify that shareholders may challenge such determinations in a court of competent jurisdiction.

Response: The disclosures on pages 41 and 43 of the Offer to Purchase and page 9 of the Letter of Transmittal have been revised in response to the Staff’s comment.

7.	All offer conditions, except those dependent on the receipt of regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer. The disclosure on page 52, however, states that offer conditions “…may be waived by us or BRF in whole or in part at any time and from time to time….” Please revise to remove the implication that conditions may be waived after expiration.

Response: The disclosure on page 52 of the Offer to Purchase has been revised in response to the Staff’s comment.

David M. Plattner

United States Securities and Exchange Commission

February 9, 2021

8.	Please see the previous comment. Note that if an event occurs that “triggers” an offer condition before the Expiration Date, BRF and Purchaser must act promptly to waive the condition, or assert it to terminate. BRF and Purchaser may not wait until the Expiration Date to assert a condition that was triggered earlier in the Offer period. Please confirm your understanding in your response letter.

Response: The Filing Persons confirm their understanding that if a condition to the Offer is “triggered”, the Filing Persons must act promptly to waive the condition, or to assert it to terminate the Offer; if the Filing Persons decide to proceed with the Offer, such action would constitute a waiver of such condition. The Filing Persons acknowledge that if they waive a material condition to the Offer, they are required to promptly disclose such waiver.

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We appreciate the opportunity to respond to your comments and would be happy to discuss our responses and disclosures with you, if necessary, at your convenience.

Please do not hesitate to call me at (310) 712-6603 with any questions or further comments you may have regarding the Schedule TO or Schedule 13E-3.

Sincerely,

/s/ Patrick S. Brown

cc:	Alan Forman, B. Riley Financial, Inc.